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                                                                    EXHIBIT 20.1
                                                                   PRESS RELEASE

PRESS CONTACT:                                       INVESTOR RELATIONS CONTACT:

Robyn Jenkins                                        Roberta De Tata
Cisco Systems, Inc.                                  Cisco Systems, Inc.
(408) 853-9848                                       (408) 527-6388
rojenkin@cisco.com                                   rdetata@cisco.com

INDUSTRY ANALYST RELATIONS CONTACT:

Dora Ferrell
Cisco Systems, Inc.
(408) 527-4202
dferrell@cisco.com

CISCO SYSTEMS TO ACQUIRE VOVIDA NETWORKS AND IPCELL TECHNOLOGIES

KEY TECHNOLOGIES ACCELERATE DATA, VOICE VIDEO NETWORKS

SAN JOSE, Calif.--(BUSINESS WIRE)--Sept. 28, 2000--Cisco Systems, Inc., today announced it has entered into definitive agreements to acquire privately held Vovida Networks, Inc. of San Jose, California, and privately held IPCell Technologies, Inc., based in Richardson, Texas. Vovida Networks is a communications software provider and supplier of networking protocols. IPCell Technologies is a provider of software for broadband access networks combining Internet Protocol (IP) and telephony services.

The acquisitions of Vovida Networks and IPCell Technologies provide Cisco with technologies that will help its partners and customers provide new data, voice and video services and support Cisco's vision of a single, IP-based communications network.

Under the terms of the agreement, Cisco common stock worth a gross aggregate value of approximately $369 million (U.S.) will be exchanged for all outstanding shares and options of Vovida Networks and IPCell Technologies combined. Cisco currently has a minority interest of 20.5 percent in Vovida Networks and 17.2 percent in IPCell Technologies. These acquisitions will be accounted for as a purchase and are expected to be complete in the second quarter of Cisco's fiscal year 2001. In connection with the acquisitions, Cisco expects a one-time charge for purchased in-process research and development expenses not to exceed $0.02 per share. Both acquisitions have been approved by the board of directors of each company and are subject to various closing conditions.

These acquisitions will help decrease network costs and enable new revenue-producing applications for service providers by combining voice, video and data services over packet networks. By accelerating the development of new applications for Voice Over IP networks, Cisco and its partners seek to expand the solutions available for service providers. The software solutions offered by Vovida Networks and IPCell Technologies are complimentary to Cisco's existing IOS software and will interoperate with Cisco voice gateways.

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Vovida Networks was founded in 1999. The 65 employees will be led by Vovida CEO,
Alan Knitowski and report into the Voice and Video Business Unit, led by Lou Santora, vice president and general manager, Voice and Video Services, Cisco's Service Provider Line of Business. IPCell Technologies was founded in 1997. The 110 employees will be led by IPCell CEO, Allen Adams and report to Todd Murray, vice president and general manager, Communications and Software and Networking Services Group in the Service Provider Line of Business.

ABOUT CISCO SYSTEMS

     Cisco Systems, Inc. (NASDAQ: CSCO) is the worldwide leader in networking for the Internet. News and information are available at www.cisco.com.


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Cisco, Cisco Systems, and the Cisco Systems logo are registered trademarks of
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countries. All other trademarks mentioned in this document are the property of their respective owners.